(Page 1 of 22 Pages)

                                                  ------------------------------
                                                                    OMB APPROVAL
                                                  ------------------------------
                                                           OMB Number: 3235-0145
                     UNITED STATES                      Expires: August 31, 1999
           SECURITIES AND EXCHANGE COMMISSION           Estimated average burden
               Washington, D.C. 20549               hours per form........ 14.90
                                                  ------------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          Cellegy Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   15115L 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)



--------------------------------------------------------------------------------
                                 Barry L. Bloom
                          655 Madison Avenue 8th Floor
                               New York, NY 10021
                                 (212) 521-2930
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 30, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.15115L 10 3                                          Page 2 of 22 Pages
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



          Four Partners
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                725,000
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               -0-
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            725,000
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            -0-
------------------- ------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          725,000 (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |X|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.1% (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No. 15115L 10 3                                         Page 3 of 22 Pages
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



          Four-Fourteen Partners LLC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                    | 7   |
    NUMBER OF       |     | SOLE VOTING POWER
                    |     |
      SHARES        |     | 47,700
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                    | 8   |
   BENEFICIALLY     |     | SHARED VOTING POWER
                    |     |
     OWNED BY       |     | -0-
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
       EACH         | 9   |
                    |     | SOLE DISPOSITIVE POWER
    REPORTING       |     |
                    |     | 47,700
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
      PERSON        | 10  |
                    |     | SHARED DISPOSITIVE POWER
       WITH         |     |
                    |     | -0-
------------------- ------- ---------------------------------------------------
--------- ----------------------------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          47,700  (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
          (11) EXCLUDES CERTAIN SHARES*                                      |X|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .5%   (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          OO
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.15115L 10 3                                          Page 4 of 22 Pages
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



          Andrew H. Tisch
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|

                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                578,100
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               -0-
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            578,100
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            -0-
------------------- ------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          578,100  (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%   (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.15115L 10 3                                          Page 5 of 22 Pages
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



          Daniel R. Tisch
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|

                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                578,100
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               -0-
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            578,100
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            -0-
------------------- ------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          578,100  (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |X|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%   (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.15115L 10 3                                          Page 6 of 22 Pages
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



          James S. Tisch
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|

                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                597,300
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               -0-
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            597,300
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            -0-
------------------- ------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          597,300  (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 |X|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.9%   (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.15115L 10 3                                          Page 7 of 22 Pages
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



          Thomas J. Tisch
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|

                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                578,100
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               -0-
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            578,100
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            -0-
------------------- ------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          578,100  (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           |X|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%   (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.15115L 10 3                                          Page 8 of 22 Pages
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



          The Andrew H. Tisch 1999 Annuity Trust I
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|

                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                578,100
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               -0-
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            578,100
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            -0-
------------------- ------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          578,100  (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           |X|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%   (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          OO
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.15115L 10 3                                          Page 9 of 22 Pages
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



          The Daniel R. Tisch 1999 Annuity Trust I
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|

                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                578,100
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               -0-
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            578,100
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            -0-
------------------- ------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          578,100  (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*                                           |X|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%   (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          OO
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP No.15115L 10 3                                         Page 10 of 22 Pages
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



          The James S. Tisch 1999 Annuity Trust I
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|


                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                578,100
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
   BENEFICIALLY       8
                            SHARED VOTING POWER

     OWNED BY               -0-
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            578,100
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            -0-
------------------- ------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          578,100  (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |X|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%   (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          OO
--------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 15115L 10 3                                        Page 11 of 22 Pages
--------------------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS



          The Thomas J. Tisch 1999 Annuity Trust I
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|

                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS*

          WC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              |_|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
------------------- ------- ----------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                578,100
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               -0-
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            578,100
                    ------- ----------------------------------------------------
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            -0-
------------------- ------- ----------------------------------------------------
--------- ----------------------------------------------------------------------
11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          578,100  (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 |X|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%   (See Item 5)
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14
          TYPE OF REPORTING PERSON*

          OO
--------- ----------------------------------------------------------------------

 CUSIP NO. 1511L2 10 3                13D                    Page 12 of 22 Pages




Item 1.  Security and Issuer.
         -------------------

         The title of the class of equity securities to which this Statement relates is the Common Stock, no par value per share (the "Common Stock"), of Cellegy Pharmaceuticals, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 349 Oyster Point Boulevard, Suite 200, South San Francisco, CA 94080.

Item 2. Identity and Background.
        -----------------------

         This statement is being filed by the following entities and individuals:

         1. Four Partners, a New York general partnership ("FP");

         2. Four-Fourteen Partners, LLC, a Delaware limited liability company ("4-14P");

         3. Andrew H. Tisch;

         4. Daniel R. Tisch;

         5. James S. Tisch;

         6. Thomas J. Tisch (Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch are referred to collectively as the "Messrs. Tisch");

         7. The Andrew H. Tisch 1999 Annuity Trust I ("Andrew Tisch GRAT I");

         8. The Daniel R. Tisch 1999 Annuity Trust I ("Daniel Tisch GRAT I");

         9. The James S. Tisch 1999 Annuity Trust I ("James Tisch GRAT I"); and

         10. The Thomas J. Tisch 1999 Annuity Trust I ("Thomas Tisch GRAT I"; and collectively with Andrew Tisch GRAT I, Daniel Tisch GRAT I and James Tisch GRAT I, the "GRATs").

         FP, 4-14P, Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch, Andrew Tisch GRAT I, Daniel Tisch GRAT I, James Tisch GRAT I, and Thomas Tisch GRAT I are referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

CUSIP NO. 1511L2 10 3                13D                     Page 13 of 22 Pages


         The principal business of FP is investments. The mailing address of FP is c/o Barry L. Bloom, 655 Madison Avenue - 8th Floor, New York, New York 10021. The sole partners of FP are Andrew H. Tisch 1991 Trust, for which Andrew H. Tisch is the managing trustee, Daniel R. Tisch 1991 Trust, for which Daniel R. Tisch is the managing trustee, James S. Tisch 1991 Trust, for which James S. Tisch is the managing trustee, and Thomas J. Tisch 1991 Trust, for which Thomas
J. Tisch is the managing trustee. Thomas J. Tisch has been appointed the Manager of FP.

         The members of 4-14P are trusts for the benefit of the offspring of the Messrs. Tisch, partnerships the partners of which are such trusts and partnerships the partners of which are such partnerships. The Messrs. Tisch serve as the trustees of such trusts. Thomas J. Tisch has been appointed the Manager of 4-14P.

         The principal business of 4-14P is investments. The mailing address of 4-14P is c/o Thomas J. Tisch, 667 Madison Avenue, New York, New York 10021.

         Each of the GRATs is a grantor retained annuity trust in which the grantor holds an annuity interest and in which the remainder interest was created in favor of a trust or trusts for the grantor's offspring. Thomas J. Tisch is the grantor and Andrew H. Tisch is the trustee of Thomas Tisch GRAT I. Daniel R. Tisch is the grantor and James S. Tisch is the trustee of Daniel Tisch GRAT I. James S. Tisch is the grantor and Thomas J. Tisch is the trustee of James Tisch GRAT I. Andrew H. Tisch is the grantor and Daniel R. Tisch is the trustee of Andrew Tisch GRAT I.

         To the extent that the GRATs may be deemed to have a principal business, the principal business of each of the GRATS is investments. The mailing address of each of the GRATs is c/o Mr. Barry Bloom, 655 Madison Avenue
- 8th Floor, New York, New York 10021.

         Set forth below is certain information with respect to the Messrs.
Tisch:

                                                                                 Present Principal
Name                             Business Address                                Occupation
Andrew H. Tisch                  667 Madison Avenue                              Member, Management Committee, Loews
                                 New York, NY  10021                             Corporation (a public company)

CUSIP NO. 1511L2 10 3                13D                    Page 14 of 22 Pages

Daniel R. Tisch                  c/o Mentor Partners, L.P.                       General Partner, Mentor Partners,
                                 499 Park Avenue                                 L.P.(a partnership engaged in
                                 New York, NY  10022                             investment activities)


James S. Tisch                   667 Madison Avenue                              President and Chief Operating
                                 New York, NY  10021                             Officer, Loews Corporation (a public
                                                                                 company)


Thomas J. Tisch                  667 Madison Avenue                              Managing Partner of FLF Associates
                                 New York, NY  10021                             and Manager of FP and 4-14P
                                                                                 (entities engaged in investment
                                                                                 activities)


         The Messrs. Tisch are brothers and are United States citizens.

         On March 2, 1999, FP purchased 592,000 shares of Common Stock, bringing its total ownership to 2,312,400 shares of Common Stock. On March 5, 1999, the following transfers occurred (the "GRAT Transfers"):

         1. FP distributed all of the shares of Common Stock it owned in equal shares of 578,100 each to the four trusts that are partners of FP;

         2. Each of the four trusts that are partners of FP distributed all of the 578,100 shares of Common Stock that it had received from FP to the Mr. Tisch who is the beneficiary of such trust;

         3. Each of the Messrs. Tisch contributed all of the 578,100 shares of Common Stock that he had received to the GRAT for which he is the grantor.

         None of the GRAT Transfers was a "sale" for purposes of the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and collectively represented only a change in the form of beneficial ownership of the shares of Common Stock and not an actual change in the beneficial ownership of such shares of Common Stock.

         During the last five years, none of the persons or the entities named in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and none of the persons or the entities named in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment,

CUSIP NO. 1511L2 10 3                13D                    Page 15 of 22 Pages


decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

         By signing this statement, each Reporting Person agrees that this Statement is filed on its or his behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of
Section 13(d)(3) of the Exchange Act or Rule 13d-5 thereunder. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person, except to the extent that beneficial ownership is expressly reported herein.

         Item 3. Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

         All funds used by FP and 4-14P to purchase the securities reported in
Item 5 below were provided from the working capital of FP and 4-14P, respectively. In the case of the securities for which James S. Tisch is custodian, the securities were purchased with personal funds of James S. Tisch. The aggregate purchase price of the securities purchased by 4-14P is approximately $181,011.96. The aggregate purchase price of the securities purchased by FP is approximately $12,729,553.39. The aggregate purchase price of the securities purchased by James S. Tisch as custodian was approximately $107,796.60.

         Item 4. Purpose of Transaction.
                 ----------------------

         The securities held by the Reporting Persons were purchased solely for investment. The Reporting Persons expect that they will, from time to time, review their investment positions in the Issuer and may, depending on market and other conditions, increase or decrease such investment positions.

         The Reporting Persons have no intention of seeking control of the Issuer, nor do they have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 1511L2 10 3                13D                    Page 16 of 22 Pages


Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

         FP owns 725,000 shares of Common Stock. Each GRAT owns 578,100 shares of Common Stock. 4-14P owns 47,700 shares of Common Stock. In addition, by virtue of his status as custodian for certain accounts of his children, James S. Tisch has power to vote or direct the vote and dispose or direct the disposition of the 19,200 shares of Common Stock owned by his children. The other Reporting Persons disclaim beneficial ownership of these shares of Common Stock.

         (a) Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity listed in Item 2 above, together with the percentage of outstanding shares of Common Stock which is beneficially owned by each such person or entity.

               Name of                            Amount and Nature of                       % of Class
           Beneficial Owner                       Beneficial Ownership                     Outstanding (1)
           ----------------                       --------------------                     ---------------
Four Partners                                            725,000                                 7.1
Four-Fourteen Partners                                    47,700                                 0.5
Andrew H. Tisch 1991 Trust
                                                               0                                  0
Daniel R. Tisch 1991 Trust
                                                               0                                  0
James S. Tisch
    1991 Trust                                                 0                                  0
Thomas J. Tisch
    1991 Trust                                                 0                                  0
Andrew Tisch GRAT I                                      578,100                                 5.7
Daniel Tisch GRAT I                                      578,100                                 5.7
James Tisch GRAT I                                       578,100                                 5.7
Thomas Tisch GRAT I                                      578,100                                 5.7
Andrew H. Tisch                                          578,100      (2)                        5.7
Daniel R. Tisch                                          578,100      (2)                        5.7
James S. Tisch                                           597,300      (2)                        5.9
Thomas J. Tisch                                          578,100      (2)                        5.7

Total                                                  3,104,300                                  30.5%   (1)



         (1) The ownership percentages set forth in the table above are based on 10,177,063 shares of Common Stock outstanding as of July 19, 1999, which

CUSIP NO. 1511L2 10 3                13D                    Page 17 of 22 Pages

             information was reported on the Issuer's Form 10-Q for the quarter ended June 30, 1999.

         (2) Does not include shares owned by FP or 4-14P. Each of the Messrs. Tisch is herein reporting beneficial ownership of the shares of Common Stock owned by the GRAT for which he is trustee. In addition, James S. Tisch is herein reporting beneficial ownership of 19,200 shares of Common Stock for which he is custodian on behalf of his children and of which the other Reporting Persons disclaim beneficial ownership.

                   (b) Set forth in the table below is information with respect to the number of shares of Common Stock beneficially owned as of the date hereof by each person or entity named in Item 2 above, indicating, with respect to such shares of Common Stock, whether each such person has the sole power to vote or direct the vote or shared power to vote or direct the vote and sole power to dispose or direct the disposition or shared power to dispose or direct the disposition.


                                                                                     Power to Dispose or Direct
               Name of                              Power to Vote or                     the Disposition
                                                                                            -------------
          Reporting Person                          Direct the Vote
          ----------------                          ---------------
                                               Sole                Shared                Sole           Shared
                                               ----                ------                ----           ------
Four Partners                                725,000                  0                725,000             0
Four-Fourteen Partners                        47,700                  0                 47,700             0
Andrew H. Tisch 1991 Trust                      0                     0                   0                0
Daniel R. Tisch 1991 Trust                      0                     0                   0                0
James S. Tisch 1991 Trust                       0                     0                   0                0
Thomas J. Tisch 1991 Trust                      0                     0                   0                0
Andrew Tisch GRAT I                          578,100                  0                578,100             0
Daniel Tisch GRAT I                          578,100                  0                578,100             0
James Tisch GRAT I                           578,100                  0                578,100             0
Thomas Tisch GRAT I                          578,100                  0                578,100             0
Andrew H. Tisch (1)(2)(3)                    578,100                  0                578,100             0
Daniel R. Tisch (1)(2)(3)                    578,100                  0                578,100             0
James S. Tisch (1)(2)(3)(4)                  597,300                  0                597,300             0
Thomas J. Tisch (1)(2)(3)                    578,100                  0                578,100             0


         (1) By virtue of their status as managing trustees of the trusts which are the general partners of FP, the Messrs. Tisch may be deemed to have indirectly shared power to vote or direct the vote of the securities owned by FP and indirectly shared power to dispose or direct the disposition of the securities owned by FP. By virtue of his status as manager of FP, Thomas J. Tisch may be deemed to have power to vote or direct the vote of the securities

CUSIP NO. 1511L2 10 3                13D                    Page 18 of 22 Pages
             owned by FP and power to dispose or direct the disposition of the securities owned by FP.

         (2) By virtue of their status as trustees of the respective GRATs, the Messrs. Tisch may be deemed to have power to vote or direct the vote of the securities owned by those GRATs and power to dispose or direct the disposition of the securities owned by those GRATs.

         (3) By virtue of his status as custodian for certain accounts of his children, James S. Tisch has power to vote or direct the vote and dispose or direct the disposition of the 19,200 shares of Common Stock owned by his children. The other Reporting Persons disclaim beneficial ownership of these shares of Common Stock.

                   (c) The following transaction was effected by FP during the sixty days preceding the date hereof. None of the persons or entities named in Item 2 above effected any other transactions in the Common Stock during the 60 days preceding the date hereof.


                   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the

CUSIP NO. 1511L2 10 3                13D                    Page 19 of 22 Pages

         shares of Common Stock beneficially owned by the persons and entities named in Item 2 above.


         Item 6.   Contracts, Arrangements, Understandings or
         ------------------------------------------
         Relationships with Respect to Securities of the Issuer.
         ------------------------------------------------------


                   None of the persons or entities named in Item 2 above has any express contracts, arrangements or understandings with any of the other persons or entities named in Item 2 above with respect to the securities of the Issuer. Except as set forth in this Schedule 13D, none of the persons or entities named in Item 2 above has any contracts, arrangements, understandings or relationships with any other person with respect to the securities of the Issuer.

                   On July 23, 1997, FP entered into a Common Stock Purchase Agreement (the "1997 Purchase Agreement") with the Issuer pursuant to which FP purchased 800,000 shares (the "1997 Purchased Shares") of Common Stock at a price of $2.375 per share. On July 30, 1999, FP entered into a Common Stock Purchase Agreement (the "1999 Purchase Agreement," and together with the 1997 Purchase Agreement, the "Purchase Agreements") with the Issuer pursuant to which FP purchased 720,000 shares (the "1999 Purchased Shares," and together with the 1997 Purchased Shares, the "Purchased Shares") of Common Stock at a price of $6.25 per share. Pursuant to each Purchase Agreement, the Issuer will use all reasonable efforts to have declared effective a registration statement providing for the resale by FP of all of the Registrable Securities (which include, among other things, all of the Purchased Shares, at the time of filing of the registration statement). The Issuer also agreed to file documents required for normal blue sky clearance in certain states. The Issuer agreed to indemnify FP against certain liabilities, including liabilities under the Securities Act.

                   The issuance of the Purchased Shares to FP was not registered under the Securities Act. FP acknowledged that the Purchased Shares are characterized as "restricted securities" under the Securities Act and such securities may be resold without registration under the Securities Act only in certain limited circumstances.

                   FP agreed, with certain exceptions, not to sell any of the Purchased Shares unless (i) there is then in effect a registration statement under the Securities Act covering such proposed disposition or (ii) FP notifies the Issuer of the proposed disposition and furnishes the Issuer with a statement of the circumstances surrounding the proposed disposition and FP furnishes the Issuer with an opinion of counsel that such disposition will not require registration of such securities under the Securities Act. FP also agreed, to the extent requested by the Issuer or an underwriter, to refrain from transferring any Purchased Shares for up to 180 days in the case of the 1997 Purchased Shares and up to 90 days in the case of the 1999 Purchased Shares after the effective date of a registration

CUSIP NO. 1511L2 10 3                13D                    Page 20 of 22 Pages

         statement of the Issuer filed under the Securities Act; provided, however, that (i) such agreements are applicable only to the first such registration statement of the Issuer filed after the date of the respective Purchase Agreement that covers securities to be sold on its behalf to the public in an underwritten offering and (ii) all executive officers and directors of the Issuer then holding Common Stock who beneficially own more than one percent of the outstanding shares of Common Stock enter into similar agreements; provided, further, that notwithstanding the foregoing, FP shall not be precluded from including Registrable Securities in, and selling such Registrable Securities pursuant to, such registration statement.

                   The Issuer agreed to use its best efforts to notify FP in writing before filing any registration statement under the Securities Act for purposes of effecting a public offering by the Issuer of securities of the Issuer and will afford FP an opportunity to include in such registration statement all or any part of the securities then held by FP. Such "piggy-back" rights granted to FP apply to the first three registration statements filed by the Issuer after the purchase.

                   Other than the Purchase Agreements, none of the persons or entities named in Item 2 above has any contracts, arrangements, understandings or relationships with the Issuer.



         Item 7. Material to Be Filed as Exhibits.
         --------------------------------

         Exhibit 1. Common Stock Purchase Agreement made as of July 23, 1997. Incorporated herein by reference to Schedule 13D of FP with respect to the Common Stock filed with the Securities and Exchange Commission on August 1, 1997.

         Exhibit 2. Common Stock Purchase Agreement made as of July 30, 1999.

         Exhibit 3. Agreement regarding the joint filing of this statement.

CUSIP NO. 1511L2 10 3                13D                    Page 21 of 22 Pages


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 06, 1999                                 FOUR PARTNERS

                                         By /s/ Thomas J. Tisch
                                         ------------------------------
                                                Thomas J. Tisch, Manager

                                                FOUR-FOURTEEN PARTNERS, LLC

                                         By /s/ Thomas J. Tisch
                                         ------------------------------
                                                Thomas J. Tisch, Manager


                                            /s/ Andrew H. Tisch
                                         ------------------------------
                                                Andrew H. Tisch

                                            /s/ Daniel R. Tisch
                                         ------------------------------
                                                Daniel R. Tisch

                                            /s/ James S. Tisch
                                         ------------------------------
                                                James S. Tisch


                                           /s/ Thomas J. Tisch
                                         ------------------------------
                                               Thomas J. Tisch


                                        THE ANDREW H. TISCH 1999 ANNUITY
                                           TRUST I

                                         By /s/ Daniel R. Tisch
                                         ------------------------------
                                                Daniel R. Tisch, Trustee

                                        THE DANIEL R. TISCH 1999 ANNUITY TRUST

CUSIP NO. 1511L2 10 3                13D                    Page 22 of 22 Pages


                                                   I

                                            By /s/ James S. Tisch
                                            ------------------------------
                                                   James S. Tisch, Trustee

                                         THE JAMES S. TISCH 1999 ANNUITY TRUST I

                                            By /s/ Thomas J. Tisch
                                            ----------------------------
                                                   Thomas J. Tisch, Trustee


                                        THE THOMAS J. TISCH 1999 ANNUITY
                                           TRUST I

                                            By /s/ Andrew H. Tisch
                                            ----------------------------
                                                   Andrew H. Tisch, Trustee

                                  EXHIBIT INDEX

         Exhibit 1. Common Stock Purchase Agreement made as of July 23, 1997.
                    Incorporated herein by reference to Schedule 13D of FP with respect to the Common Stock filed with the Securities and Exchange Commission on August 1, 1997.

         Exhibit 2. Common Stock Purchase Agreement made as of July 30, 1999.

         Exhibit 3. Agreement regarding the joint filing of this Statement.